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VIA EDGAR Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
RE:	Arbor Rapha Capital Bioholdings Corp. I

Registration Statement on Form S-1

Filed September 14, 2021

Ladies and Gentlemen:

This letter sets forth responses of Arbor Rapha Capital Bioholdings Corp. I (the “Company”) to the comments of the staff (the "Comment Letter") of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated October 1, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, via EDGAR, Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”) in response to the Staff’s comments. The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

U.S. Securities and Exchange Commission

October 8, 2021

Risk Factors,

There have been and may in the future be changes…, page 68

1.	Staff’s Comment: We note your disclosure that you intend to account for your warrants as equity, but that there can be no assurance that the classification of your warrants as equity is the appropriate accounting treatment, and it is possible that your warrants might properly be classified as a liability, which may require a restatement. This statement suggests that you are uncertain as to the conclusion you have made in accounting for the warrants. If so, please revise to state why you are uncertain. Alternatively, please revise this disclosure to solely discuss the risk of future changes in accepted accounting.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on pages 68-69 of the Revised Registration Statement to solely discuss the risk of future changes in accepted accounting.

Notes to Financial Statements,
Note 7
Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00, page F-15

2.	Staff’s Comment: We note the private warrant terms disclosed in this footnote differ from the terms in clause C of the Private Placement Warrants Purchase Agreement filed as Exhibit 10.6. Please confirm to us what the actual terms are and revise your disclosures or file an amended agreement, as applicable.

Response: The Company acknowledges the Staff’s comment and has revised clause C of the Private Placement Warrant Purchase Agreement filed as Exhibit 10.6 to account for the fact that the Private Placement Warrants are nonredeemable. Additionally, the Company has revised the Registration Statement accordingly on pages 18 and 142 of the Revised Registration Statement to state that both the private placement warrants and the sponsor loan warrants (i) shall not become public warrants as a result of any transfer of such warrants and (ii) will remain non-redeemable and carry the same terms no matter who holds the respective warrants.

General

3.	Staff’s Comment: Given that your representative has expressed an interest in purchasing up to 7.5% of the units to be sold in this offering, please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is not required to have a qualified independent underwriter pursuant to FINRA Rule 5121. The representative's potential purchase of up to 7.5% of the units to be sold in this offering does not result in a FINRA "conflict of interest," as defined in FINRA Rule 5121(f)(5), for the representative because:

•	the securities offered will not be issued by the representative;
•	the issuer does not control, is not controlled by and is not under common control (within the meaning of FINRA Rule 5121(f)(6)) with the representative or the representative's associated persons;
•	none of the net offering proceeds (not including underwriting compensation) will be:
o	used to reduce or retire the balance of a loan or credit facility extended by the representative, its affiliates and its associated persons; or
o	otherwise directed to the representative, its affiliates and associated persons; and
•	as a result of the offering and any transactions contemplated at the time of the offering:
o	the representative will not be an affiliate of the issuer;
o	the representative will not become publicly owned; and
o	the issuer will not become a FINRA member or form a broker-dealer subsidiary.

U.S. Securities and Exchange Commission

October 8, 2021

Accordingly, because no "conflict of interest," as defined in FINRA Rule 5121(f)(5), exists for the representative in connection with the offering, there is no requirement that a qualified independent underwriter participate in the offering in accordance with FINRA Rule 5121.

Please contact me at (212) 735-3574 should you require further information.

Very truly yours,

/s/ David J. Goldschmidt
David J. Goldschmidt
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Arbor Rapha Capital Bioholdings Corp. I

Ivan Kaufman, CEO